FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

              For the month of January 1, 2007 to January 31, 2007



                          CITYVIEW CORPORATION LIMITED
                              SEC File No. 00028794


             Level 9, 28 The Esplanade, Perth Western Australia 6000



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

                    Form 20-F.......v...Form 40-F............

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes.......................No....................

    (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.......................

                                    SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                                    CITYVIEW CORPORATION LIMITED
                                                             (Registrant)





Dated: February 28, 2007




/s/ PM SMYTH
.........................................
(Signed by)
 P M SMYTH
Chief Executive






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               LIST OF AUSTRALIAN STOCK EXCHANGE ("ASX") DOCUMENTS


              For the month of January 1, 2007 to January 31, 2007


669               Longonjo Project Geological Report (On Webesite)
670               Dec'2006 Quarterly Report
671               Shareholder Update










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                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                      Western Australia     6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com



January 18, 2007


The Manager
Company Announcements Office
Australian Securities Exchange
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                   ANGOLA: LONGONJO PROJECT GEOLOGICAL REPORT

Attached is a progress report received from the geological consultants working on the Longonjo Project. CityView holds a 36.3% working interest in the Longonjo licence and oversees the project operations.

                                                                        CityView
                                                             Corporation Limited



                          REPORT FOR THE QUARTER ENDED
                                31 DECEMBER 2006

                               SUMMARY FACT SHEET
--------------------------------------------------------------------------------

Company Details

Principal Place of Business:        Level 9, 28 The Esplanade
                                    Perth  WA   6000 Australia
Registered Office:                  17 Ord Street
                                    West Perth  WA  6005 Australia
Telephone:                          (618) 9226 4788
Fax:                                (618) 9226 4799
E-Mail:                             info@cityviewcorp.com
                                    ---------------------
Website:                            www.cityviewcorp.com
                                    --------------------
Chairman:                           M al Ansari
Chief Executive Officer:            P M Smyth
Director and Company Secretary      J H Jacoby
Auditor:                            BDO
Australian Securities Exchange      CVI
NASD  OTC.BB:                       CTVWF
Frankfurt Exchange                  C4Z
Australian Share Registry:          Computershare Investor Services Pty. Ltd.
US Share Registry:                  Computershare Trust Company Inc
--------------------------------------------------------------------------------
Market Capitalisation at 31 December 2006

Shares on Issue                                        182,333,232
Options exercisable at 8 cents each                      80,651,616
Fully Diluted Capital                                  262,984,848
Market Value                                           AUD$23,703,320


--------------------------------------------------------------------------------

Trading Volume

                       AUS                 US                TOTAL
  MONTH               VOLUME             VOLUME              VOLUME
  -----               ------             ------              ------
  Oct 2006           3,456,727             307,050             3,763,777
  Nov 2006           3,895,267           2,797,155             6,692,422
  Dec 2006           2,937,304           4,962,520             7,899,824
  TOTAL             10,289,298           8,066,725            18,356,023
--------------------------------------------------------------------------------

                                                                        CityView
                                                             Corporation Limited


         Angola - Uranium and Beryllium

         In October 2006 CityView increased its working interest in both the Longonjo licence and the Ucua licence from 30% to 36.3%. To accelerate the work programme, contracts were executed with:
(i) Black Rock Resources Ltd for the provision of project management services;
and
(ii) Aurum Exploration Ltd for the provision of geological and technical field services and G.I.S. and drafting services.

         On November 13, 2006 CityView commenced its rock/soil sampling program at its Longonjo licence area which comprises two distinct projects:

         1. Longonjo Carbonatite is known to be prospective for niobium, tantalum and uranium/thorium minerals commonly associated with carbonatite complexes.

         2. Catabola is an IOCG (iron oxide copper-gold) occurrence. Copper and iron oxide mineralisation has been identified over a 1.6 kilometre strike length, with copper minerals constituting approximately 50% of the host rock.

         At Longonjo Carbonatite 453 soil samples have been collected from 19 lines, covering an area of approximately 3.7 kilometres square.

         At Catabola 623 soil samples were taken including duplicates and standards, and 24 survey lines have been completed along 2.3 kilometres of base line, oriented at 310 degrees. In addition 104 rock chip samples have been taken from 13 trenches and 9 grab samples from the surrounding area. Detailed mapping has also been completed over an area covering approximately 2 kilometres square.

         All the samples are now in Luanda awaiting certification from the Department of Geology and Mines. As soon as this is finalised, the samples will be exported to OMAC labs for assay.

         Angola - Oil

         On December 13, 2006 CityView was advised by its co-venturer Nexoil Corporation SARL that the documents for its two onshore oilfield applications had been lodged with Sonangol, the State Oil Company of Angola and are currently being processed. The proposed concession areas lie respectively adjacent to the north and south of the Kwanza river in the centre of the Kwanza Basin.

         Indonesia - Gas

         Madura Concession

         On October 8, 2006 a replacement well Konang-3R was spudded and reached a depth of 3,071 feet of its target depth of 3,600 feet when it struck technical difficulty. The decision was made to temporarily suspend the well for further study of the drilling and geological issues..

         CityView has a 2.65% interest in the Madura PSC and is free carried through the drilling of Konang -3R..

                                                                        CityView
                                                             Corporation Limited



         Dubai - Quest Energy Middle East Limited

         In November 2006 Quest Energy Middle East Limited and PTT (Petroleum Authority of Thailand) signed a Memorandum of understanding for joint operatorship of the Rag-e-Safid oilfield with the objective of increasing its current production to 220,000 barrels of oil per day. Project technical review is in progress . On November 7, 2006 the formal inauguration of the 942 MW Fars gas turbine power plant construction was held. The project is a 50/50 joint venture between Quest Energy Middle East Limited and Mapna International. Approximately 3 million euros have been spent to date by the joint venture.


         Corporate

         On November 1, 2006 CityView announced that it had been listed on the Frankfurt Stock Exchange under the code C4Z.

         Finance

         Cash at Bank                                   AUD$906,440
         Expenditure for the Quarter                    AUD$387,640





         P M SMYTH
         Chief Executive Officer


         19 January, 2007

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                      Western Australia     6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com




January 22, 2007




The Manager
Company Announcements Office
Australian Securities Exchange
Level 4
Exchange Centre
20 Bridge Street
                                SYDNEY NSW 2000


                                                        Update to Shareholders

Attached is an update to shareholders on CityView's progress in Angola, Dubai and Indonesia.

                                                                        CityView
                                                             Corporation Limited
                                                                 ACN 009 235 634

                                                       Level 9, 28 The Esplanade
                                                                           Perth
                                                      Western Australia     6000
                                                                     PO Box 5643
                                                             St George's Terrace
                                                                           Perth
                                                          Western Australia 6831
                                                     Telephone: (61-8) 9226 4788
                                                     Facsimile: (61-8) 9226 4799
                                                    Email: info@cityviewcorp.com
                                                       Web: www.cityviewcorp.com

January 22, 2007

Dear CityView Shareholder,


The past few months have been a highly productive period for CityView and it is an opportune time to explain and more clearly define what milestones we consider to have achieved.

Angola

Investors from around the world are flocking into Angola as it becomes one of the fastest growing economies in the world. Angola has evolved into a globally important oil province and forms part of the golden triangle for offshore oil extending from Brazil to Angola and then on the Gulf of Mexico. Whilst oil is the primary driver of the Angolan economy, the country also contains an impressive array of available and largely untapped natural resources.

Despite the competitive environment in which we have to operate in Angola, we have managed to increase our interest in our 3,764 square kilometres Longonjo licence and our 1,358 square kilometres Ucua licence from 30% to 36.3%. As Dr Michael Smith has pointed out: "The Longonjo uranium project has the potential for a significant deposit due to its carbonatite environment within a major iron oxide-copper gold system: and the Ucua beryllium project contains a world class pegmatite complex: beryllium being important in high temperature steels and in the control function of nuclear power plants." The first stage of our work programme on site was completed on schedule prior to Christmas. As soon as the Department of Geology and Mines have completed their certification of our rock/soil samples, they will be exported to OMAC labs in Eire for assay.

In conjunction with our two Angolan partners Nexoil Corporation SARL and Energy Africa Ltd and with our associate Quest Energy Middle East Limited ("QEML"), documents have been lodged with Sonangol (the State oil company of Angola) for the grant of two oilfields in the Kwanza Basin. The oilfields lie onshore respectively adjacent to the north and south of the Kwanza River. The Kwanza Basin shares the same oil rich structural history and sedimentation patterns, including salt tectonics and turbidites fan development, as other successful West African Basin oil projects, particularly the productive Lower Congo Basin. Our oilfields applications are being processed and upon their grant should cause a significant re-rating of CityView.

Dubai

Having secured our 8.3% interest in Quest Energy Middle East Limited ("QEML"), we are seeking to increase our equity to a minimum of 20%. QEML is headquartered in Dubai where a full operational office is maintained. QEML is officially Qualified as a developer of oil and gas and power generation projects, and has a strong financial network with the regional banks. The support of QEML is essential for the success of any future oil operations in Angola.

QEML is the Operator of two projects in the Middle East: the Rag-e-Safid oilfield and the Fars 942 MW gas turbine power plant. In addition QEML has a number of projects under negotiation including two gas pipeline contracts in Kuwait and Nigeria and two power generation contracts at Qeshem and Mobin.

In November 2006 QEML and PTT (Petroleum Authority of Thailand) signed an agreement for the joint operatorship of the Rag-e-Safid oilfield. The objective is to increase current production to 220,000 barrels of oil per day, and if the reservoir so warrants it, to lift the production to 250,000 barrels of oil per day. We have been advised that at a 10% discount rate the net present value of QEML's share of the first stage of the project is estimated to be US$105.5 million.

Also in November 2006 the formal inauguration of the 942 MW Fars gas turbine power plant construction was enacted. This is a 50/50 joint venture between QEML and Mapna International. According to QEML, at a 10% discount rate the net present value of QEML's share of Fars is estimated to be US$107.3 million.

Indonesia

CityView has inherited two small free carried interests in oil and gas concessions in Indonesia. During the past few months we have identified a number of opportunities to acquire substantial assets at deep discounts. It is now opportune for CityView to capitalize on its strong position in Indonesia. Through its unique relationship with the new order, CityView has a once in a lifetime opportunity to acquire a range of projects in north Sumatra with excellent cash flow. During 2007 CityView will be actively pursuing this corporate strategy.

Outlook Going Forward

We believe that the combination of Angola, Dubai and Indonesia represent a tremendous opportunity for CityView going forward. We are committed to making a successful, sustainable and growing company and will continue to keep you up to date on our progress as we work to increase shareholder value.

Yours sincerely,

/s/ Mark Smyth
Mark Smyth
Chief Executive Officer

Forward-Looking Statements
This news release includes comments that may be deemed forward-looking within the meaning of the safe harbor provision of the U.S. Federal Securities Laws. These include, among other things, statements about expectations of future transactions or events, revenues, and performance. Forward-looking statements are subject to risk and uncertainties that may cause the company's results to differ materially from expectations. These risks include the company's ability to complete transactions which remain subject to a due diligence review, obtaining any regulatory approvals, having necessary financing in time to meet contractual obligations, developing appropriate strategic alliances, raising working capital, building a functional infrastructure, and other such risks as the company may identify from time to time. Accordingly, there is no certainty that the company's plans will be achieved.


Investor Relations USA contact:

Clinton Joseph
+1 613 226 9881
www.cityviewcorp.com




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  INFORMATION SUPPLIED TO AUSTRALIAN SECURITIES INVESTMENT COMMISSION ("ASIC")


              For the month of January 1, 2007 to January 31, 2007



               PROVIDED TO THE SECURITIES AND EXCHANGE COMMISSION